EXHIBIT 21

Subsidiaries of EVI Industries, Inc.

Name of Subsidiary	State of Incorporation
Steiner Atlantic Corp.	Florida
Dryclean USA License Corp.	Florida
Dryclean USA Development Corp.	Florida
Biz Brokers International, Inc.	Florida
Western State Design, Inc.	Delaware
Martin-Ray Laundry Systems, Inc.	Delaware
Tri-State Technical Services, Inc.	Delaware
AAdvantage Laundry Systems, Inc.	Delaware
Industrial Laundry Services, Inc.	Florida
Scott Equipment, Inc.	Delaware
Washington Automated, LLC	Washington
WA Acquisition Corp.	Delaware
Skyline Equipment, Inc.	Delaware
Worldwide Laundry, Inc.	Delaware
PAC Industries, Inc.	Pennsylvania
Professional Laundry Systems, LLC	Delaware